Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 1 of 6 pages.

04046783

om LIMITED

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City DC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

Monday 22 November, 2004.

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

SEC MAIL PROCESSING RECEIVED DEC - 2 2004 WASH. D.C. 213 SECTION

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

ITEM	DATE LODGED	DESCRIPTION
1	22 November, 2004	Company Announcement: Resignation of Directors

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

BEN GRAHAM
Office Manager.

dw 12/21

PROCESSED
DEC 22 2004
THOMSON FINANCIAL

Occupational & Medical Innovations Limited

A.B.N. 11 091 192 871

Rule 12g3 - 2b exemption
File No.: 82 - 5174
Page No. 2 of 6 pages.

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

22 November 2004

RESIGNATION OF DIRECTORS

The Company advises that resignations as directors have been received from Dr John E Taske, Keith C Taske, Michael J Hayne and Lawrence J Litzow, and from Lawrence J Litzow as secretary effective immediately. Copies of resignation letters are attached. Mr Tony Horstman has lodged his resignation as a director of OMI Research Pty Ltd

LJ LITZOW
Company Secretary

Dr. J.E. Taske,
Chairman,
OMI.

80 Woodhill Ave.,
Coorparoo,
QLD., 4151

22/11/04

Dear Sir.

I hereby tender my resignation from the Board of OMI and all of it's subsidiary Companies effective immediately.

This decision has been necessitated by the Major Shareholder's decision to initiate action to remove all directors excluding himself without any prior advice of any disagreement with the directions or actions taken by the Board.

Yours faithfully,

Keith C Taske

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 4 of 6 pages.

Wesley Medical Centre
40 Chasely St
Auchenflower Q 4066
Tel: 07 38715318

Dr J.E.Taske Consultant Anaesthetist

November 22, 2004

The Directors of Occupational and Medical Innovations & Subsidiaries

Dear Sirs:

RE: Occupational and Medical Innovations Ltd; OMI Manufacturing Pty Ltd; OMI Research Pty Ltd; OMI Properties Pty Ltd; Jireh Tech Pty Ltd

Recent events show me that the major shareholder fails to support me as Chairman, the rest of the Board, the Joint CEO, Mr. Keith Taske and the Senior Management Staff, in our efforts to make OMI a profitable Company.

The manner in which he has sought to bring about change is, to me, particularly disturbing. Without any meaningful consultation with the duly constituted Board about his concerns, he appears to have canvassed a group of shareholders, including some with significant holdings, who believe his version of events and now wishes to remove all who don't agree with him. I believe that this proposed change to the Company's structure at this time and in this manner, will prove to be significantly disruptive to the present progress of OMI.

Under these circumstances, I resign my position as a director on the Boards of the above Companies, such resignation to take effect immediately.

I request that you advise ASIC and the ASX of my resignation as soon as possible.

I remain available, if at any time the Chairman of the incoming Board wishes any form of handover.

Yours Faithfully,

J E Taske

Dr J.E.Taske

MICHAEL HAYNE
156 Adelaide Street East
CLAYFIELD QLD 4011
Telephone (H): (07) 3262 4366
Telephone (W) (07) 3226 3901
Mobile: 0419 663 373
Fascimilie: (07) 3221 3756
Email: mjh@nicholsons.com.au

22 November 2004

The Chairman
Dr John Taske
and the Directors
Occupational & Medical Innovations Ltd & its subsidiaries
Unit 1/12 Booran Drive
SLACKS CREEK QLD

Dear Sirs

It is with regret that I hereby tender my resignation as a director of Occupational & Medical Innovations Ltd, OMI Research Pty Ltd, OMI Manufacturing Pty Ltd, OMI Properties Pty Ltd and Jireh Tech Pty Ltd, effective immediately.

My decision to resign is as a consequence of the recent actions by the major shareholder in failing to support the current board of directors.

I am grateful for the opportunity I had of serving on the board with you, Keith and Laurie. I believe that we can take considerable satisfaction from what has been achieved by the company in recent times.

Yours faithfully

Michael Hayne

GPO Box 1686, Brisbane, Q 4001.
Tel: 07 3228 4023
Mob: 0418 727 866
Fax: 07 3221 6420

L.J.LITZOW chartered accountant

November 19, 2004.

The Directors
Occupational & Medical Innovations Limited & Subsidiaries

Dear John,

RE: OMI Research Pty Ltd; Jireh Tech Pty Ltd; OMI Manufacturing Pty Ltd OMI Properties Pty Ltd; Occupational & Medical Innovatons Ltd

The unwillingness of the Company's major shareholder to support the current Board of the Company places me in an untenable position as a director. I am disturbed by the direction in which he and his associates are seeking to take the Company.

Further, I feel that the current instability is disruptive to the progress of the Company and is unlikely to advance its reputation and standing in the medical community.

In all of the circumstances, it is appropriate for me to sever all connection with the Company as a director and shareholder forthwith.

Accordingly, I hereby submit my resignation as a director and the secretary of the above named companies effective immediately.

I have given notice in these terms to Bruce and have requested that he ensure the appropriate notice is given to ASIC and to the ASX.

I wish the Company every success in the future.

Yours faithfully

Lawrence J Litzow